Exhibit 99.1

MD Anderson Cancer Center and Cellectis Announce a Broad Preclinical and Clinical Strategic Alliance in Cancer Immunotherapy

NEW YORK--(BUSINESS WIRE)--September 3, 2015--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), the gene editing company employing proprietary technologies to develop best-in-class CAR T-cell products in adoptive immunotherapy for cancer, and The University of Texas MD Anderson Cancer Center have entered into a research and development alliance aimed at bringing novel cellular immunotherapies to patients suffering from different types of liquid tumors.

The alliance is aimed at developing novel cancer immunotherapies based on Cellectis’ allogeneic chimeric antigen receptor (CAR) platform. MD Anderson Cancer Center’s leukemia and myeloma teams will work with Cellectis to bring better treatments to patients suffering from cancers with high unmet needs, particularly multiple myeloma (MM), acute lymphocytic leukemia (ALL), T-cell acute lymphocytic leukemia (ALL) and blastic plasmacytoid dendritic cell neoplasm (BPDCN).

The alliance will build on MD Anderson’s outstanding translational and state-of-the-art preclinical and clinical teams in leukemia and myeloma, coupled with Cellectis’ first-in-class allogeneic CAR T-cell therapy approach and manufacturing capabilities, to pursue the development of Cellectis’ candidate products UCARTCS1, UCART22, UCART38 in T-cell ALL and UCART123 in a rare non curable disease BPDCN. Cellectis has built an allogeneic CAR T-cell approach based on proprietary gene editing technologies, aimed at developing off-the-shelf cellular therapies for cancer treatment.

At MD Anderson, the alliance will be brought forward under the direction of Hagop Kantarjian, MD, Chair, Department of Leukemia, and Robert Orlowski, MD, PhD, Department Ad Interim Chair, Department of Lymphoma/Myeloma. MD Anderson’s Leukemia Department is known for its clinical trials and patient treatment using chemotherapies, tyrosine kinase inhibitors and monoclonal antibodies.

“We are extremely proud to have our research teams partnering with MD Anderson as we aim to address treatments for different types of liquid tumors,” said Mathieu Simon, MD, Executive Vice President and Chief Operating Officer at Cellectis. “This alliance could potentially drive to 5 clinical developments within a time horizon of 3 years. Together, we are confident that we will quickly bring new therapeutic solutions to patients.”

“Our efforts are always focused on providing more effective care for our patients,” said Kantarjian. “Alliances such as this one are one more way that we can explore how to bring the latest therapies to the patients who need them.”

“Significant unmet medical need exists in many types of liquid tumors. Cellectis is committed to changing patient expectations as we're building a portfolio of candidate products in immune-oncology through our own research and key collaborations such as with MD Anderson,” said André Choulika, Ph.D., Chief Executive Officer and Chairman of Cellectis. “We're highly encouraged by the potential of our product candidate pipeline to deliver innovative, best-in-class treatment options to patients.”

“Immunotherapy is increasingly a significant element in cancer treatment,” said Orlowski. “It is my hope that patients with multiple myeloma and other cancers will benefit through this alliance.”

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited engineered CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

TALEN® is a registered trademark owned by the Cellectis Group.

About MD Anderson

The University of Texas MD Anderson Cancer Center in Houston ranks as one of the world's most respected centers focused on cancer patient care, research, education and prevention. The institution’s sole mission is to end cancer for patients and their families around the world. MD Anderson is one of only 44 comprehensive cancer centers designated by the National Cancer Institute (NCI). MD Anderson is ranked No. 1 for cancer care in the U.S. News & World Report’s “Best Hospital’s” survey. It has ranked as one of the nation’s top two hospitals since the survey began in 1990, and has ranked first 11 of the past 14 years. MD Anderson receives a cancer center support grant from the NCI of the National Institutes of Health (P30 CA016672).

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
For more information about Cellectis:
Media contacts
Cellectis
Jennifer Moore, 917-580-1088
VP Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich / Dixon Moretz, 212-896-1241 / 212-896-1251
ckasunich@kcsa.com / dmoretz@kcsa.com
or
IR contact
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com